UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

NOTIFICATION OF LATE FILING

Check One:	∎ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

Xtreme Fighting Championships, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

485 Grand Boulevard, Unit 206, Miramar Beach, FL 32550

PARTII --RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

∎	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

∎	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report of the Registrant on Form 10-K for the period ending December 31, 2021 could not be filed by March 31, 2022 without unreasonable effort and expenses, because the Registrant has recently engaged new auditors which will need additional time to complete their audit work. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

EXPLANATORY NOTE: This amended Form 12b-25 is being filed to correct a clerical error in the narrative of the original filing. By accident, we referenced filing the Form 10-K on the “fifth” calendar day following the due date, when in reality, the Form 10-K late filing allows for filing by the “fifteenth” calendar day following the due date. We also stated that the Form 10-K was due on March 15, 2022, while the actual due date was March 31, 2022. This Form 12b-25/A is being filed to correct these clerical errors, as the cover page of the original filing clearly states the notification was for the Form 10-K for the period ending December 31, 2021.

PART IV --OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Steve A. Smith, Jr.	(914) 290-4919
(Name)	(Area Code)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ∎ Yes    ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes    ∎ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Xtreme Fighting Championships, Inc.

(Name of Registrant as Specified in Charter)

Date: April 5, 2022	Xtreme Fighting Championships, Inc.

	By:	/s/Steve A. Smith, Jr.
Steve A. Smith, Jr.
Chief Executive Officer